02053059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEIDIGER, TUCKER, BRUNER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 LARIMER STREET, 300 PLAZA LEVEL
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

RECEIVED SEP 03 2002 165 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN TURK, JR. (303) 825-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name – *if individual, state last, first, middle name*)

4155 E. JEWELL AVE., SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN TURK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEIDIGER, TUCKER, BRUNER, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
TIMOTHY A. BEAUCHAMP
STATE OF COLORADO

My Commission Expires April 17, 2006

Notary Public

Signature

VICE-PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEIDIGER, TUCKER, BRUNER, INC.

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Neidiger, Tucker, Bruner, Inc.

We have audited the accompanying statement of financial condition of Neidiger, Tucker, Bruner, Inc. as of June 30, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neidiger, Tucker, Bruner, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
August 21, 2002

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$	1 347 896
Receivables:		
Clearing broker		782 781
Brokers, less allowance for doubtful accounts of $75,046		245 424
Income taxes		49 730
Securities owned, at market value		76 328
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $406,332		2 521
Other assets		22 481
	$	**2 527 161**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	143 455
Accrued payroll taxes		1 409 076
Due to clearing broker		57 234
Securities sold, but not yet purchased, at market value		19 094
Trade accounts payable		48 715
TOTAL LIABILITIES		1 677 574
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 4):		
Preferred stock, series 2001-A, 9% voting; 600,000 shares authorized; 80,000 shares outstanding		80
Common stock, $.001 par value; 10,000,000 shares authorized; 362,802 shares outstanding		363
Additional paid-in capital		955 802
Retained earnings		(106 658)
TOTAL SHAREHOLDERS' EQUITY		849 587
	$	**2 527 161**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2002

REVENUE:		
Commissions	$	3 173 885
Underwriting income		224 104
Trading profit, net		240 241
Other		265 264
Total revenue		3 903 494
EXPENSES:		
Commissions		1 896 976
Clearing charges		436 854
Occupancy and equipment costs		568 760
Salaries and wages		465 067
Payroll taxes		129 443
General and administrative		148 387
Office expenses		82 149
Telephone		116 074
Employee benefits		117 984
Legal and professional		122 654
Promotion costs		30 406
Interest		10 864
Total expenses		4 125 618
LOSS BEFORE INCOME TAX BENEFIT		(222 124)
Income tax benefit (Note 2)		49 730
NET LOSS	$	(172 394)

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2002

	Series A Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCES, JUNE 30, 2001	$ 80	$ 332	$ 924 833	$ 65 736
Common stock issued for services	-	31	30 969	-
Net loss	-	-	-	(172 394)
BALANCES, JUNE 30, 2002	**$ 80**	**$ 363**	**$ 955 802**	**$ (106 658)**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(172 394)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		2 327
Recovery of bad debt		(63 373)
Common stock issued for services		31 000
Increase in receivable from clearing broker		(10 790)
Increase in income taxes receivable		(49 730)
Decrease in securities owned, at market value		108 012
Decrease in salaries and commissions payable		(132 811)
Increase in securities sold, but not yet purchased		9 184
Decrease in due to clearing broker		(61 696)
Increase in trade accounts payable		19 548
Increase in accrued payroll taxes		477 281
Decrease in accrued income taxes		(19 292)
Net cash provided by operating activities		137 266
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in receivables - other		65 393
Increase in other assets		(16 250)
Net cash provided by investing activities		49 143
NET INCREASE IN CASH		186 409
CASH, at beginning of year		1 161 487
CASH, at end of year	**$**	**1 347 896**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**10 864**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was organized on May 20, 1977, and is engaged in business as a securities broker-dealer.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended June 30, 2002, the Company has recorded proprietary transactions on a trade date basis. Commission revenue and related expenses have been accrued on a trade date basis.

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to ten years. Leasehold improvements are amortized over the term of the lease.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The difference between the effective tax rate and the statutory federal tax rate is primarily due to progressive statutory rates. Temporary differences are primarily attributable to depreciation and limited deductibility of charitable contributions.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under noncancellable operating leases expiring through 2006.

At June 30, 2002, aggregate minimum future rental commitments under this lease with initial or remaining terms in excess of one year are as follows:

Fiscal Year	Amount
2002	$ 292 684
2003	268 339
2004	264 159
2005	66 409
Total	**$ 891 591**

In addition to the above leases, the Company also leases office space and equipment on a month-to-month basis. Total rental expense of $406,346, including the noncancellable leases referred to above, was charged to operations during the year ended June 30, 2002.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2002, the Company had net capital and net capital requirements of $517,980 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.09 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account, and may incur losses if the market value of the securities decreases subsequent to June 30, 2002. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company may incur a loss if the market value of the securities increases subsequent to June 30, 2002.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

The Company is involved in various disputes arising in the normal course of business, which are in the preliminary stages. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

The Company has receivables from and deposits with its clearing broker as shown on the acompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

SUPPLEMENTARY INFORMATION

NEIDIGER, TUCKER, BRUNER, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
JUNE 30, 2002

CREDIT:		
Shareholders' equity	$	849 587
DEBITS:		
Nonallowable assets:		
Broker receivables, net		245 424
Income taxes receivable		49 730
Furniture, equipment and leasehold improvements, net		2 521
Other assets		22 481
Total debits		320 156
Net capital before haircuts on securities positions		529 431
Haircuts on securities positions		11 451
NET CAPITAL		517 980
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,601,246 or $250,000, whichever is greater		250 000
Excess net capital	**$**	**267 980**
AGGREGATE INDEBTEDNESS:		
Salaries and commissions payable	$	143 455
Accrued payroll taxes		1 409 076
Trade accounts payable		48 715
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1 601 246**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.09 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Neidiger, Tucker, Bruner, Inc.

In planning and performing our audit of the financial statements and supplementary information of Neidiger, Tucker, Bruner, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Neidiger, Tucker, Bruner, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Neidiger, Tucker, Bruner, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

In addition, our review indicated that Neidiger, Tucker, Bruner, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
August 21, 2002

NEIDIGER, TUCKER, BRUNER, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2002